VINCI

Rueil, 10 july 2002

02042691

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

02 JUL 18 AM 9:56

SUPPL

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

PROCESSED

JUL 23 2002

THOMSON
FINANCIAL

Please find enclosed recently issued press releases :

- Vinci Ordinary and Extraordinary Shareholders' Meeting,
- Roger Bégoc appointed General Manager of Sogea-Satom (Vinci),
- David Azéma appointed Chief Executive Officer of Vinci Concessions.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

dlw 7/18

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Rueil-Malmaison, 6 June 2002

PRESS RELEASE

Vinci Ordinary and Extraordinary Shareholders' Meeting

- **Excellent results for 2001**
- **Good outlook for 2002**
- **Antoine Zacharias re-appointed Chairman and Chief Executive Officer**
- **Xavier Huillard and Roger Martin appointed Senior Executive Vice Presidents**

The Vinci Ordinary and Extraordinary Shareholders' Meeting was held on 6 June 2002 under the chairmanship of Antoine Zacharias.

The Meeting approved the financial statements for 2001 and adopted all the resolutions submitted to it.

2001 financial statements

The financial statements for 2001 show excellent results. Net income totalled €454m, up 7% on the already very high €423m figure reported in 2000. Growth in net income reflects a further 15% improvement in operating income, which reached a record level at €1,058m. Operating margin (operating income/net sales) was 6.2%. Increases in the operating income of Vinci Construction (up 53%) and Eurovia (up 29%) reflected the positive effects of the Vinci-GTM merger. GTIE maintained high operating income levels in electrical power (over 4% of net sales), but faced continuing difficulties in the German thermal sector.

Operating income by business line

€m	2000 pro forma	2001	Change restated[1]
Concessions	568	603	+ 6%
Energy and Information	118	86	(27%)
Roads	156	173	+ 29%
Construction	150	200	+ 53%
Miscellaneous	(26)	(4)	
Total	**966**	**1,058**	**+ 15%**

Net sales were stable overall at €17.2 billion and reflected the policy of selective order taking and continued redeployment into recurrent businesses, systematically applied by the Group. Concessions and Roads reported strong robust in net sales.

Net sales by business line

€m	2000 pro forma	2001	Change	Change like-with-like
Concessions	1,263	1,462	+ 15.7%	+ 5.6%
Energy and Information	3,096	2,967	(4.2%)	(2.3%)
Roads	5,355	5,498	+ 2.7%	+ 2.9%
Construction	7,176	6,943	(3.3%)	(3.1%)
Miscellaneous	363	302		
Total	**17,253**	**17,172**	**(0.5%)**	**(0.2%)**

Dividend

The Meeting decided to increase the dividend to €1.70 per share (€2.55 per share including the tax credit). This represents a yield of around 3.8% based on the current Vinci share price, and an increase in the total amount distributed.

Good outlook for 2002

Vinci's outlook for 2002 is good. All business lines – Construction, Roads, Energy and Information, and Concessions – are pursuing their redeployment into market segments that generate high value added, recurrent business. In this context, concessions, airport services and construction-related services are major

new sources of growth and operating profitability across all the business lines should see further improvement.

Returning to the question of Vinci's acquisition of an interest in ASF, Chairman Antoine Zacharias reminded shareholders of his ambition to create a French champion in delegated toll road management under concession around Vinci (the majority shareholder of Cofiroute) and ASF, in a European market that is consolidating around powerful players in Italy and Spain. Only a strong national player of equivalent size could rival these groups, whose European ambitions have been clearly announced.

Chairman Antoine Zacharias said: "given the excellent position of all our business lines and their growing profitability, net income for 2002 will at least equal the high 2001 figure, despite a substantially heavier tax burden and the cost of financing our strategic interest in ASF."

After the Shareholders' Meeting, which re-elected Antoine Zacharias as Director for a six-year term, the Board of Directors renewed his appointment as Chairman and Chief Executive Officer.

The Board also appointed two new Senior Executive Vice Presidents, Xavier Huillard and Roger Martin, in addition to Bernard Huvelin. Xavier Huillard, formerly Chairman of Vinci Construction, has just been appointed Chairman of Vinci Energies-Information and Roger Martin is Chairman of Eurovia. Henceforth, the members of the new Vinci executive committee are:

- Antoine Zacharias, Chairman and Chief Executive Officer
- Bernard Huvelin, Senior Executive Vice President
- Xavier Huillard, Senior Executive Vice President and Chairman of Vinci Energies-Information
- Roger Martin, Senior Executive Vice President and Chairman of Eurovia
- Philippe Ratynski, Chairman of Vinci Construction
- Dario d'Annunzio, Chairman of Vinci Concessions and Chairman of Cofiroute
- Christian Labeyrie, Chief Financial Officer
- Pierre Coppey, Director of corporate communications, human resources and synergies of Vinci

Press contact: Virginie Christnacht
Tel: (33) 01 47 16 31 82
Fax: (33) 01 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in French, English and German on the Vinci web site at: www.vinci.com

Rueil-Malmaison, 10 June 2002

PRESS RELEASE

Roger Bégoc appointed General Manager of Sogea-Satom (VINCI)

Roger Bégoc has been appointed General Manager of Sogea-Satom, under Philippe Ratynski, Chairman.

Aged 39, Roger Bégoc is a graduate of Ecole Centrale and IEP Paris. Roger Bégoc began his career as site manager in the building division at Fougerolle. He became head of agency for Forclum in 1989, and was later appointed Sales Manager in 1993. Working alongside the Chairman of Forclum, as of 1995 he took on increasing responsibility for questions relating to internal growth : sales coordination, the facility management business, major projects and export markets.

Roger Bégoc joined Sogea-Satom in November 2001 as Deputy General Manager.

Press contact : Manuel Saez-Prieto
Phone. : 01 47 16 35 47
Fax : 01 47 16 35 91
e-mail :msaez-prieto@vinci.com
This release is available in English, French and German
On the VINCI Website : www.groupe-vinci.com

* Sogea-Satom has had a presence on the African continent for over 70 years and operates today in 26 African countries. Its main business focus is in roadworks, earthworks, hydraulic works, building and civil engineering. With sales of 340 million Euros, Sogea-Satom is the leading building and civil engineering company in Africa.

Rueil-Malmaison, June 12th 2002

PRESS RELEASE

Mr. David AZEMA has been appointed Chief Executive Officer of VINCI Concessions. He will occupy this position as of September 30, 2002.

The Chairman of VINCI Concessions, which consists of VINCI Park, VINCI Airports and a portfolio of six infrastructure facilities under concession management, is Dario d'ANNUNZIO.

A graduate of the IEP in Paris and a former student of the ENA, David AZEMA is an investigating magistrate at the Audit Office, where he was a staff member from 1987 to 1991, before joining the Office of the Minister of Labour, Employment and Solidarity.

In 1993 David AZEMA was appointed to the SNCF, where he worked as a mission officer in the strategy department, as an adviser to the Chairman, and as the Director for subsidiaries and equity holdings. Following his involvement in the creation of Eurostar Group Limited, David AZEMA became Chairman and Chief Executive Officer of that company in September 1999; as such, he was responsible for determining and ensuring the implementation of Eurostar's commercial policy, and for co-ordinating its production.

Press Officer: Virginie Christnacht
Tel.: +33.1.47.16.30.07
Fax: +33.1.47.16.33.88
e-mail: vchristnacht@vinci.com
This press release is available in French, in English and in German
on VINCI's web site: www.vinci.com